UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-190391

SCIENCE TO CONSUMERS, INC.
(Exact name of registrant as specified in its charter)

20 W Park Ave Suite 207

Long Beach, NY 11561

(516) 350-5569

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this form)

N/A

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d)remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date:  13

Pursuant to the requirements of the Securities Exchange Act of 1934 Science to Consumers, Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 16, 2021	By:	/s/ Bryan Glass
Bryan Glass, President